Exhibit 1.02

Conflict Minerals Report

For the Year Ended December 31, 2013

This is the Conflict Minerals Report (this Report) of Powell Industries, Inc. (we, us or our) for calendar year 2013 in accordance with Rule 13p-1 (Rule 13p-1) under the Securities Exchange Act of 1934, as amended (the Exchange Act). Please refer to Section 13(p) of the Exchange Act and the general instructions to the Specialized Disclosure Report on Form SD for definitions of certain terms used in this Report, unless otherwise defined herein.

We are in the business of developing, designing, manufacturing and servicing custom engineered-to-order equipment and systems for the management and control of electrical energy. Certain conflict minerals (gold, tin, tungsten and tantalum) are used in the production of our custom engineered-to-order equipment. Accordingly, pursuant to the rules promulgated by the Securities and Exchange Commission, we conducted a country of origin inquiry regarding such conflict minerals designed to determine whether any of such conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (Covered Countries), or are from recycled or scrap sources.

In conducting this country of origin inquiry, we implemented due diligence measures on the source and chain of custody of such conflict minerals conforming to the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, an internationally recognized due diligence framework.

We do not make purchases of raw ore or unrefined conflict minerals and make no purchases in the Covered Countries and, thus, we are required to rely on our suppliers to provide information on the country of origin of conflict minerals. Consequently, our due diligence measures included conducting an initial campaign with our direct suppliers of materials containing conflict minerals using the Electronic Industry Citizenship Coalition and Global e-Sustainability (EICC/GeSI) Conflict Minerals Reporting Template to determine our supplier’s conflict-free policy, their engagement with their direct suppliers, and a listing of the smelters that they or their suppliers use. These due diligence measures were based on the EICC/GeSI initiative with the smelters and refiners of conflict minerals who provide those conflict minerals to our suppliers. These suppliers, smelters and refiners are still in the process of determining whether or not the applicable conflict minerals originated in the Covered Countries and, if so, whether such conflict minerals were from recycled or scrap sources. Following exercise of these due diligence efforts, we are unable to determine whether the conflict minerals used in the production of our custom engineered-to-order equipment originated, or otherwise directly or indirectly finance or benefit armed groups, in the Covered Countries.

Accordingly, we have determined that our custom engineered-to-order equipment is “DRC conflict undeterminable.”

This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1, which provides a temporary accommodation for the first two calendar years following November 13, 2012.

In the next reporting period, we intend to implement steps to improve the information gathered from our due diligence efforts to further mitigate the risk that our necessary conflict minerals do not benefit armed groups in the Covered Countries. These steps include:

–	Follow up with suppliers in an effort to increase the response rate of suppliers’ smelters surveys and

–	Review the responses to the EICC/GeSI template on the technical product content information to support the reliability/credibility of the technical data. Where suppliers do not have formal conflict minerals systems in place (as indicated by reviewing responses to the letter questions in the EICC/GeSI template), we will benchmark the technical product information against other data sources such as internal product knowledge and will accept supplier’s technical responses assuming that they do align with the benchmarks. We will subsequently notify the suppliers that follow-up on the status of program development will be requested within 6 months after receipt of their technical response.